

October 12, 2011

<u>Via Facsimile</u>
Mr. Mark Patterson
Chief Executive Officer
Boomerang Systems, Inc.
355 Madison Avenue
Morristown, New Jersey 07960

> **Re: Boomerang Systems, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed December 29, 2010**
> **Amendment No. 1 to Form 10-Q for the quarterly period ended**
> **June 30, 2011**
> **Filed September 14, 2011**
> **File No. 000-10176**

Dear Mr. Patterson:

We have reviewed your response letter submitted September 23, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 1. Business, page 1

1.   We note your response to prior comment 1. In your response and in future filings, please
        clarify what portions of the projects you undertake are the responsibility of or within
        control of your customers and how this impacts your business and your results of
        operations. Add risk factor disclosure as appropriate. Also quantify and explain the
        reasons for the delays and cost overruns you have experienced as indicated in the first
        sentence of your response.

2.   We note your response to prior comment 2. In future filings, disclose the material terms
        of the agreements, such as those relating to the amount, duration and termination
        provisions. Also describe any fixed price provision.

Item 13. Certain Relationships and Related Transactions, page 41

3.   We reissue prior comment 9 in part. Please tell us the dollar value of the amounts
        involved and the approximate dollar value of the amount of the related person's interest
        in the transaction with Route 94 Development Corporation described on page 43.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2011

Explanatory Note, page 2

4.   In future filings when you include an explanatory note summarizing the changes you
        made in your amendment, you should summarize all of the changes made to each item
        that was amended in the filing.

Item 1. Financial Statements, page 4

5.   We note that you continue to present stock-based compensation expense as a separate
        line item in your consolidated statements of operations. As previously requested, please
        revise future filings, including any amendments, to present the expense related to share-
        based payment arrangements in the same line or lines as cash compensation paid to the
        same employees consistent with SAB Topic 14.F.

6.   Further, as previously noted in our comment, consistent with the above, please revise
        your discussion in MD&A in future filings, including any amendments, so that the
        discussion of your stock-based compensation is included as a component of your
        discussion of the relevant line item in which the amount is included.

Item 6. Exhibits, page 31

7.   We note your response to prior comment 14. Please file complete agreements. In this regard, we note that information regarding the identity of the lenders and commitment amounts was omitted from the last page of exhibit 10.2, and that exhibits A, B, C, D and F of exhibit 10.7 are blank.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant